June 29, 2015

+1 617 526 6000 (t)

+1 617 526 5000 (f)

wilmerhale.com

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Russell Mancuso

Re:     ConforMIS, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 18, 2015
File No. 333-204384

Ladies and Gentlemen,

On behalf of ConforMIS, Inc. (the “Company”), set forth below is information to supplement the Company’s prior responses to comments 1 and 2 contained in the letter dated June 24, 2015 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). The Company also is filing Amendment No. 4 to Registration Statement with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Certain Relationships and Related-Person Transactions, page 152

1.     Please describe the rights that exhibit 10.1 granted to related persons.  Also, please provide us your analysis of whether the “Financing Documents” mentioned in exhibit 10.1 must be filed as exhibits to this registration statement.

Response: The Company supplements its prior response to confirm that it has obtained the approval of the requisite parties to Exhibit 10.1 to amend such Exhibit 10.1 as described in its prior response.  The Company has filed such amended Exhibit 10.1 as Exhibit 10.1 in Amendment No. 4 to the Registration Statement.

Exhibit 1.1

2.     We note that your exhibit does not contain all of the schedules and annexes.  Please ensure you have filed a complete exhibit in accordance with Regulation S-K Item 601.

Response:  The Company supplementally advises the Staff, in response to the request from the Staff, orally conveyed by Mr. Buchmiller on June 26, 2015, for additional information related to the Company’s response to the Staff’s comment 2 in the Comment Letter, that each reference to

Securities and Exchange Commission

June 29, 2015

an “exhibit” or a “schedule” contained in Annex D-2 and Annex D-3 of Exhibit 1.1 to the Registration Statement refers to an “exhibit” or “schedule”, as applicable, that will be attached to the respective opinions of legal counsel described in such Annex, which opinions will only be delivered to the underwriters at the closing of the offering contemplated by the Registration Statement (and not at the time of execution of the underwriting agreement), and as such, are not exhibits or schedules to the underwriting agreement itself, the form of which has been filed as Exhibit 1.1 to the Registration Statement.  Therefore, the Company believes Exhibit 1.1 is a complete exhibit filed in accordance with Regulation S-K Item 601.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6506 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Richard A. Hoffman
Richard A. Hoffman

cc:           Philipp Lang, M.D.

David Cerveny, Esq.